Exhibit 2.1

AGREEMENT REGARDING MUTUAL IRREVOCABLE UNDERTAKINGS

between

Uniwheels Holding (Malta) Ltd., Sliema, Malta

and

Superior Industries International Germany AG, Frankfurt am Main, Germany

and

Superior Industries International Inc., Southfield, Michigan, United States of America

regarding the acquisition of shares in

UNIWHEELS AG, Bad Dürkheim, Germany

dated

March 23, 2017

Table of Content

§ 1 Irrevocable Undertakings of the Offeror vis-à-vis the Offeree	4

§ 2 Irrevocable Undertakings of the Offeree vis-à-vis the Offeror	7

§ 3 Preliminary Agreement	8

§ 4 Guarantee Undertakings of the Offeror vis-à-vis the Offeree; Liability of the Offeror	8

§ 5 Guarantee Undertakings of the Offeree vis-à-vis the Offeror; Liability of the Offeree	10

§ 6 Contractual Penalty	15

§ 7 Covenants from the Offeree	16

§ 8 Guarantee Undertakings of the Guarantor vis-à-vis the Offeree	18

§ 9 Withdrawal	19

§ 10 Confidentiality	20

§ 11 Notices	20

§ 12 Costs; Taxes	23

§ 13 Miscellaneous	23

§ 14 Governing Law and Arbitration	26

AGREEMENT REGARDING MUTUAL IRREVOCABLE UNDERTAKINGS

(THE “AGREEMENT”)

between

1.	Uniwheels Holding (Malta) Ltd., 24 Regent House, Bisazza Street, Sliema SLM 1641, Malta, registered with the Registry of Companies of Malta under registration number C 30698, represented by the managing director Mrs. Beata Olejnik with sole power of representation

(“Offeree”)

2.	Superior Industries International Germany AG, c/o Intertrust (Deutschland) GmbH, Grüneburgweg 58-62, 60322 Frankfurt am Main, Germany, Commercial Register (Handelsregister) of the Local Court (Amtsgericht) of Frankfurt am Main, under No. HRB 107708, represented by Dr. Hartmut Krause on the basis of the power of attorney dated March 21, 2017, with sole power of representation

(“Offeror”)

3.	Superior Industries International Inc., 26600 Telegraph Road, Suite 400, Southfield, MI 48033, United States of America, represented by Donald J. Stebbins, Chief Executive Officer, with sole power of representation

(“Guarantor”)

The Offeree, the Offeror and the Guarantor each individually a “Party” and collectively the “Parties”.

PREAMBLE

A.

UNIWHEELS AG, Gustav-Kirchhoff-Straße 10, 67098 Bad Dürkheim, Germany, is a stock corporation (Aktiengesellschaft) under German law (“Company”, the Company and the enterprises dominated (beherrscht) by the Company within the meaning of § 17 German Stock Corporation Act (Deutsches Aktiengesetz) at the Settlement Date collectively “Uniwheels Group”). The Company has its registered domicile at Bad Dürkheim, Germany, and is registered with the local court (Amtsgericht) Ludwigshafen am Rhein, Germany, under HRB 64198. The stated capital (Grundkapital) of the Company amounts to EUR 12,400,000.00 and is divided into 12,400,000 ordinary no-par-value bearer shares (auf den Inhaber lautende

Stammaktien ohne Nennbetrag) (collectively “Shares”, and each individually “Share”). The Shares are admitted to trading on the Main Market of the Warsaw Stock Exchange (“WSE”), Poland, only (ISIN Code DE000A13STW4). The Offeree owns 7,600,000 Shares representing approximately 61.29% of the stated capital of the Company (“Offeree Shares”).

B.	In accordance with the terms of this Agreement, the Offeree intends to sell and transfer the Offeree Shares to the Offeror by accepting, consummating and settling a takeover offer made by the Offeror (“Intended Transaction”) pursuant to Article 90a section 1 point 1 and section 2 of the Polish Act on Public Offering and the Polish Regulation on Tender Offers, and the Offeror intends to make, consummate and settle such a takeover offer and to purchase and acquire all of the Shares tendered into such takeover offer, including the Offeree Shares (“Takeover Offer”).

C.	The Guarantor intends to accede to this Agreement in order to assume certain guarantee undertakings.

NOW, THEREFORE, the Parties hereto agree as follows:

§ 1 Irrevocable Undertakings of the Offeror vis-à-vis the Offeree

(1)	The Offeror hereby irrevocably undertakes vis-à-vis the Offeree to make the Takeover Offer by submitting an offer document (“Offer Document”) pursuant to Article 90a section 1 point 1 and section 2 of the Polish Act on Public Offering with the following terms and conditions (any Takeover Offer which fulfills cumulatively the following terms and conditions an “Acceptable Takeover Offer”) (wezwanie):

(a)	the Acceptable Takeover Offer shall be announced pursuant to Article 90a section 1 point 1 and section 2 of the Polish Act on Public Offering by the Offeror by 30 March 2017 (24:00 CET) at the latest (the actual date of the announcement the “Announcement Date”) (ogłoszenie wezwania); and

(b)	the consideration offered in the Acceptable Takeover Offer for the Shares held by the shareholders other than the Offeree (i) shall be in the form of an all cash payment (reines Barangebot), and (ii) shall amount to PLN 235.83 (in words: two hundred thirty-five Zlotys and eighty-three Groszys) per Share (“Consideration”); and

(c)	the consideration offered in the Acceptable Takeover Offer for the Offeree Shares (i) shall be in the form of an all cash payment (reines Barangebot), and (ii) shall amount to PLN 226.50 (in words: two hundred twenty-six Zlotys and fifty Groszys) per Share (“Offeree Consideration”); and

(d)	a minimum acceptance rate (Mindestannahmeschwelle) (minimalna liczba akcji objęta zapisami) of 75 % of Shares shall be the only condition precedent (aufschiebende Bedingung) (warunek) on which the effectiveness of the Acceptable Takeover Offer is dependent (“Condition”); and

(e)	the collateral (zabezpieczenie) for the Consideration pursuant to Article 77 section 1 of the Polish Act on Public Offering (“Performance Bond”) shall be issued in a legally binding manner prior to the Announcement Date and accepted by Offeror’s intermediary (podmiot pośredniczacy) in the Acceptable Takeover Offer; and

(f)	the period to accept the Acceptable Takeover Offer pursuant to Paragraph 7 section 2 point 1) of the Polish Regulation on Tender Offers shall be in accordance with the applicable Polish law, provided that the Offeror shall be permitted and obligated to (i) extend the period for up to 70 days (such period including any extension thereof “Subscription Period”) (termin przyjmowania zapisów), and (ii) amend the Offer Document accordingly, if and to the extent the Condition has not been met at an earlier date; and

(g)	the transfer of the legal title to the Offeree Shares from the Offeree to the Offeror on the basis of the Acceptable Takeover Offer and the payment to the Offeree by the Offeror of immediately available funds in the amount of the Offeree Consideration multiplied by the number of the Offeree Shares (i.e. PLN 226.50 multiplied by 7,600,000) (“Settlement”) (rozliczenie) shall be performed simultaneously (delivery versus payment) with the intermediation of a Polish licensed investment firm (firma inwestycyjna) within the meaning of Article 3 point 33 of the Polish Act on Trading in Financial Instruments of July 29, 2005 (Journal of Laws of 2016, item 1636, as amended) engaged by the Offeror in accordance with the terms of this Agreement, the Polish Act on Public Offering, the Polish Regulation on Tender Offers and other applicable laws and regulations (the point in time of the completion of the Settlement “Settlement Date”) (dzień rozliczenia); and

(h)	the Acceptable Takeover Offer and the contracts concluded upon its acceptance, including the Acceptance shall be governed by the laws of the Republic of Poland, except if and to the extent mandatorily to be governed by the laws of the Federal Republic of Germany; and

(i)	the Offeree as a holder of more than 5% of all Shares agrees pursuant to Article 79 section 4 of the Polish Act on Public Offering that the Offeree Consideration may be lower than the consideration per Share for other holders of Shares; and

(j)	except as otherwise stated in this Agreement, in particular with respect to the amount of the Offeree Consideration, (x) the tender of the Offeree Shares into the Acceptable Takeover Offer shall be subject to the same terms, conditions and procedures as any other Share and/or Shares tendered into the Acceptable Takeover Offer, and (y) the Offeree shall benefit from any amendment, revision, extension, or improvement of the Acceptable Takeover Offer to the same extent as any other holder of a Share who subscribes for the sale of a Share or Shares in the Acceptable Takeover Offer.

(2)

The Offeror hereby irrevocably undertakes vis-à-vis the Offeree (i) to consummate and settle the Acceptable Takeover Offer in accordance with its terms and any (further) applicable legal requirements as promptly as possible, and (ii) not to take any action that would have the effect of delaying, impairing or impeding the consummation and/or the Settlement of the Acceptable Takeover Offer, and, in particular, (iii) not to withdraw from or otherwise nullify the Acceptable Takeover Offer (e.g., in accordance with Art. 77 section 3 of the Polish Act on Public Offering), regardless of whether a right of withdrawal and/or nullification is available pursuant to the Acceptable Takeover Offer or applicable statutory law and regardless of whether or not any offer for the acquisition of Shares has been announced by any third party, irrespective of the consideration payable pursuant to such offer, and, in particular, (iv) not to increase the minimum acceptance rate (Mindestannahmeschwelle) (minimalna liczba akcji objęta zapisami) of 75 % of the

Shares (e.g., in accordance with § 9 Section 2 Item 1 of the Ordinance of the Minister of Finance of October 19, 2005 on the forms of tender offers to subscribe for the sale or exchange of shares in a public company, the detailed procedures of the announcement thereof, and the conditions for acquiring shares pursuant to such tender offers, Dz. U. of 2005 No. 207, Item 1729, as amended).

§ 2 Irrevocable Undertakings of the Offeree vis-à-vis the Offeror

(1)	The Offeree hereby irrevocably undertakes vis-à-vis the Offeror to accept the Acceptable Takeover Offer of the Offeror for the Offeree Shares (i) not later than five (5) Business Days after the beginning of the Subscription Period, provided that such acceptance is compliant with applicable closed periods to which the Company and its directors and persons related to directors are subject under Regulation No 596/2014 on market abuse (MAR), and (ii) in any event no later than on the second last Business Day of the Subscription Period (subject to and after any extensions of the Subscription Period, if applicable) (“Acceptance”) (złożenie zapisu). The Offeree is not obligated, nor permitted, to accept any public or private offer for the Offeree Shares other than the Acceptable Takeover Offer.

(2)	The Offeree hereby irrevocably undertakes not to (i) offer, sell, transfer, charge, pledge or grant any option over or otherwise dispose of any interest in the Offeree Shares, whether directly or indirectly, except to the Offeror, (ii) solicit or accept any other offer (public or private) directly or indirectly relating to any of the Offeree Shares, (iii) directly or indirectly solicit proposals or offers from third parties for the direct or indirect acquisition of Shares, (iv) take any action or make any statement which materially prejudices the Acceptable Takeover Offer, or (v) other than in accordance with § 9 withdraw from the Acceptance , regardless of whether a right of withdrawal is available pursuant to the Acceptable Takeover Offer or applicable statutory law and regardless of whether or not any offer for the acquisition of Shares has been announced by any third party, irrespective of the consideration payable pursuant to such offer.

(3)

The Offeror is entitled to include in the terms of the Acceptable Takeover Offer and public announcement related to it the fact that the Offeree has irrevocably undertaken to accept the Acceptable Takeover Offer and to abstain from disposing of any of the

Offeree Shares other than to the Offeror. Furthermore, the Offeree shall as soon as reasonably practicable publicly announce in Poland and Germany that he has tendered the Offeree Shares into the Accptable Takeover Offer.

(4)	The Offeree further hereby irrevocably undertakes not to acquire any Shares, options or other financial instruments in the Company as from the Signing Date until the lapse of two (2) years after the Settlement Date.

(5)	The Offeree further hereby irrevocably undertakes to provide to the Offeror on request all information available to the Offeree relating to the Offeree and the Offeree Shares as the Offeror may reasonably require for the preparation of any document or announcement to be issued by or on behalf of the Offeror in connection with the Takeover Offer.

§ 3 Preliminary Agreement

For the avoidance of doubt, the mutual irrevocable undertakings of the Offeror and the Offeree set out in § 1 and § 2 of this Agreement constitute a binding and legally enforceable preliminary agreement (Vorvertrag) in respect of a sale, purchase, transfer and acquisition of the Offeree Shares. The sale, purchase, transfer and acquisition of the Offeree Shares are effected by way of making, accepting, consummating and settling the Acceptable Takeover Offer. The binding nature of the other undertakings given in § 1 and § 2 of this Agreement shall remain unaffected.

§ 4 Guarantee Undertakings of the Offeror vis-à-vis the Offeree;

Liability of the Offeror

(1)	The Offeror hereby guarantees by way of an independent guarantee undertaking (verschuldensunabhängiges selbständiges Garantieversprechen) within the meaning of § 311(1) of the German Civil Code (Bürgerliches Gesetzbuch) vis-à-vis the Offeree that the following statements contained in this § 4(1) of this Agreement are accurate, in each case at the point in time of the conclusion of this Agreement (“Signing Date”) and at the Settlement Date, unless otherwise specified below:

(a)	The Offeror has been duly established and validly exists.

(b)	The Offeror has the unrestricted right, power, authority and capacity to execute, consummate and settle this Agreement and the Transactions. The execution and consummation of this Agreement and the execution, consummation and Settlement of the Transactions by the Offeror do not violate the articles of association or other corporate documents, as the case may be, or any other legal obligation of the Offeror.

(c)	No insolvency or similar proceedings have been, or have been threatened to be, opened or applied for regarding the Offeror or its assets.

(d)	This Agreement constitutes legal, valid and binding obligations of the Offeror enforceable in accordance with its terms, and the Transactions will constitute legal, valid and binding obligations of the Offeror enforceable in accordance with their terms.

(e)	The Offeror will announce the Acceptable Takeover Offer in accordance with the terms and conditions provided for in § 1(1) of this Agreement by 30 March 2017 (24:00 CET) at the latest, and will neither withdraw from the Acceptable Takeover Offer nor otherwise nullify the Acceptable Takeover Offer and will undertake all necessary actions (including execution of the pertinent order to its broker and properly and promptly addressing of all inquiries, comments and requests of the Polish Supervision Authority (Komisja Nadzoru Finasowego) regarding Acceptable Takeover Offer) to settle the Acceptable Takeover Offer at the Settlement Date (for the avoidance of doubt, the Offeror shall not be required to increase the Consideration).

(f)	Neither the Offeror nor the Guarantor nor any Member Third-Party Offeror Group will

(aa)	make any public or private offer for a Share or Shares, including the Offeree Shares, other than the Acceptable Takeover Offer until the Settlement Date;

(bb)	assert and/or enforce, at any time, any claims, rights or other remedies whatsoever against the Offeree and/or against any Member Third-Party Offeree Group out of or in connection with this Agreement, the Transactions and the Contract Initiation, unless otherwise expressly provided for in § 5 of this Agreement.

(2)	In the event of (i) an inaccuracy of any of the guarantee undertakings by the Offeror in § 4(1) of this Agreement and/or (ii) a breach of any of the undertakings of the Offeror in § 1 of this Agreement (each a “Breach Offeror”), in each case irrespective of any responsibility (Verantwortlichkeit) on the Offeror’s part, the Offeror shall put the Offeree in the same position it would be in had the guarantee undertaking(s) been accurate or were the undertaking(s) not breached, either by providing for such position in kind (Naturalrestitution), or, at the election of the Offeree, by paying to the Offeree an amount necessary to hold harmless (schadlos stellen) the Offeree against all damages which it would not have suffered if the respective guarantee undertaking(s) had been accurate or were the undertaking(s) not breached (Schadensersatz in Geld). Unless provided otherwise herein, §§ 249 et seqq. of the German Civil Code (Bürgerliches Gesetzbuch) shall apply. The liability of the Offeror in case of a Breach Offeror shall, to the extent legally permissible, in no event exceed an aggregate amount of EUR 40,000,000 (forty million Euros). For the avoidance of doubt, the right of the Offeree to assert specific performance (Erfüllung) of any of the undertakings and guarantee undertakings and other obligations of the Offeror expressly provided for in this Agreement remains unaffected.

(3)	No Member Third-Party Offeree Group shall have any claims, rights or other remedies against the Offeror, but only the Offeree shall be entitled to assert and enforce any claims, rights and other remedies for the benefit of any Member Third-Party Offeree Group mutatis mutandis in accordance with § 4(2) of this Agreement in case of a respective Breach Offeror of the guarantee undertaking set out in § 4(1)(f)(bb) of this Agreement (unechter Vertrag zugunsten Dritter).

§ 5 Guarantee Undertakings of the Offeree vis-à-vis the Offeror; Liability of the Offeree

(1)

The Offeree hereby guarantees by way of an independent guarantee undertaking (verschuldensunabhängiges selbständiges Garantieversprechen) within the meaning of § 311(1) of the German Civil Code (Bürgerliches Gesetzbuch) vis-à-vis the Offeror that the following statements contained in this § 5(1) of this Agreement are accurate, in each case at the Signing Date and at the Settlement Date, unless otherwise specified:

(a)	The Offeree has been duly established and validly exists.

(b)	The Offeree has the unrestricted right, power, authority and capacity to execute, consummate and settle this Agreement and the Transactions. The execution and consummation of this Agreement and the execution, consummation and Settlement of the Transactions by the Offeree do not violate the articles of association or other corporate documents, as the case may be, or any other legal obligation of the Offeree.

(c)	No insolvency or similar proceedings have been, or have been threatened to be, opened or applied for regarding the Offeree or its assets.

(d)	This Agreement constitutes legal, valid and binding obligations of the Offeree enforceable in accordance with their terms, and the Transactions will constitute legal, valid and binding obligations of the Offeree enforceable in accordance with their terms.

(e)	At the Settlement Date, the Offeree will hold and transfer sole, unrestricted legal and beneficial title (uneingeschränkte rechtliche und wirtschaftliche Inhaberschaft) to the Offeree Shares and any ancillary rights appertaining thereto.

(f)	At the Settlement Date, the Offeree Shares and any ancillary rights appertaining thereto will not be encumbered (belastet) with rights that a third party could raise against the Offeror.

(g)	The Offeree has no actual knowledge (positive Kenntnis) pursuant to which information provided to the Offeror, its employees, managers, consultants, agents or advisors during the due diligence of the Uniwheels Group or otherwise in the auction process for the Offeree Shares, including during any Q&A sessions, constitutes inside information within the meaning of Regulation No 596/2014 on market abuse (MAR) at the Signing Date; for the avoidance of doubt, the Parties agree that this guarantee undertaking does not apply with respect to any information which arises from the conclusion of this Agreement or the compliance with the obligations stipulated therein.

(2)	In the event of (i) an inaccuracy of any of the guarantee undertakings by the Offeree in § 5(1) of this Agreement and/or (ii) a breach of the undertakings of the Offeree in § 2(1), § 2(2) and § 2(4) of this Agreement and/or (iii) a breach of the covenants in § 7(4) of this Agreement (each a “Breach Offeree”), in each case irrespective of any responsibility (Verantwortlichkeit) on the Offeree’s part, the Offeree shall put the Offeror in the same position it would be in had the guarantee undertaking(s) been accurate or were the undertaking not breached, either by providing for such position in kind (Naturalrestitution), or, at the election of the Offeror, by paying to the Offeror an amount necessary to hold harmless (schadlos stellen) the Offeror against all damages which it would not have suffered if the respective guarantee undertaking(s) had been accurate or were the undertaking not breached (Schadensersatz in Geld). Unless provided otherwise herein, §§ 249 et seqq. of the German Civil Code (Bürgerliches Gesetzbuch) shall apply.

(3)	In the event that after the Signing Date the Offeror obtains knowledge of a Breach Offeree, the Offeror shall, without undue delay after discovery of the relevant facts, give the Offeree written notice thereof setting out the Breach Offeree in reasonable detail (“Breach Notice”). If the Offeror fails to submit the Breach Notice in due time and/or in proper form, the Offeree will only be liable for the Breach Offeree to the extent that the Offeree would have been unable to avoid or mitigate the relevant damage if the Offeror had submitted the Breach Notice.

(4)	The Offeror expressly declares and acknowledges (i) that it acquires the Offeree Shares, and any further Shares, and thereby the business operations of the Uniwheels Group on the basis of the own independent assessment and evaluation of the Offeror, and (ii) that the Offeror took the decision to acquire the Offeree Shares, and any further Shares, and thereby the business operations of the Uniwheels Group without having relied on (a) any express or implied representations (Zusicherungen), (b) warranties (Gewährleistungen), (c) guarantees (Garantien) or (d) any other express or implied declarations whatsoever which could lead to a liability of the Offeree (Einstandserklärungen) which deviate from or go beyond the claims, rights or other remedies provided for in § 5 of this Agreement.

(5)	To the extent legally permissible and notwithstanding the other restrictions and limitations set forth in this Agreement, the Offeror accepts in particular that the Offeree neither granted nor grants express or implied representations (Zusicherungen), warranties (Gewährleistungen), guarantees (Garantien) nor made or makes any other express or implied declarations whatsoever which could lead to a liability of the Offeree (Einstandserklärungen) regarding (i) any forecasts, estimates or budgets with respect to future revenues, profits, cash flows, the future financial situation or the future business operations of the Uniwheels Group, and (ii) any other information or documents made available to the Offeror, the Guarantor or any Member Third-Party Offeror Group with regard to the Uniwheels Group and/or its business operations, including business plans, estimates, calculations, or any other assumptions made, e.g., in the course of the due diligence, the management interviews or the Q&A sessions which deviate from or go beyond the claims, rights or other remedies provided for in § 5 of this Agreement.

(6)	To the extent legally permissible and notwithstanding the other restrictions and limitations set forth in this Agreement, the compensation of any (i) unforeseeable consequential damages (unvorhersehbare Folgeschäden), (ii) lost profit (entgangener Gewinn), (iii) damages and losses to goodwill, (iv) punitive damages, (v) frustrated expenses (vergebliche Aufwendungen), (vi) internal administrative and handling cost (interne Verwaltungskosten und interner Abwicklungsaufwand), (vii) reputational damages, or (viii) a depreciated enterprise value, is expressly excluded, and (ix) the Offeror is not entitled to claim damages based on any argument that the Consideration and/or Offeree Consideration has been calculated based on incorrect assumptions.

(7)	To the extent legally permissible and notwithstanding the other restrictions and limitations set forth in this Agreement, the Offeree’s Liability for a Breach Offeree pursuant to § 5(1)(e) and/or § 5(1)(f) of this Agreement shall be limited to an amount equaling the Offeree Consideration that the Offeree has actually received per Offeree Share concerned by the respective Breach Offeree. In any event, the aggregate of the Offeree’s Liability is limited to an amount equaling the total amount of the consideration owing to the Offeree under the Acceptable Takeover Offer (i.e. Offeree Consideration multiplied by the number of Offeree Shares).

(8)	To the extent legally permissible and notwithstanding the other restrictions and limitations set forth in this Agreement, the Offeree’s Liability, other than, and/or extending beyond, the claims and rights and other remedies provided for in § 5 of this Agreement, is excluded; in particular: (i) the statutory warranty claims and rights (gesetzliche Gewährleistungsansprüche und -rechte), including (a) claims for supplementary performance (Nacherfüllung), (b) a reduction of the purchase price (Minderung), (c) claims for damages (Schadensersatzansprüche), (d) a right to withdraw (Rücktrittsrecht), (ii) claims from pre-contractual breaches of duty (culpa in contrahendo, cf. § 311(2) of the German Civil Code – Bürgerliches Gesetzbuch), (iii) claims from the infringement of ancillary duties (Neben-, Schutz- und Rücksichtnahmepflichten, any obligations of the Offeree other than the obligation to transfer title to the Offeree Shares shall be regarded as ancillary obligations) in accordance with § 241(2) of the German Civil Code (Bürgerliches Gesetzbuch), (iv) claims based on a breach of duty in an obligatory relationship (Pflichtverletzung, cf. § 280(1) German Civil Code – Bürgerliches Gesetzbuch), (v) liability in tort (Delikt) or (vi) claims and rights due to frustration of contract (Wegfall der Geschäftsgrundlage, cf. § 313 German Civil Code – Bürgerliches Gesetzbuch), as well as (vii) any other right to withdraw from this Agreement or to demand the cancellation of the Transactions (viii) any other claims, rights and other remedies whatsoever regardless of their legal basis out of or in connection with this Agreement, the Transactions and the Contract Initiation are excluded, to the extent legally permissible. For the avoidance of doubt, the right of the Offeror to assert specific performance (Erfüllung) of any of the undertakings and guarantee undertakings and other obligations of the Offeree expressly provided for in this Agreement shall remain unaffected.

(9)

To the extent legally permissible and notwithstanding the other restrictions and limitations set forth in this Agreement, the Parties agree that the Offeree’s Liability, (i) is limited to the claims, rights and remedies expressly contained in § 5 of this Agreement, and (ii) that, also in this respect, (a) the Offeror shall have no claims, rights or other remedies whatsoever against any Member Third-Party Offeree Group, and (b) that neither the Guarantor nor any Member Third-Party Offeror Group shall have any claims, rights or remedies whatsoever against the Offeree and/or any Member Third-Party Offeree Group out of or in connection with this Agreement, the Transactions and the Contract Initiation. For the avoidance of doubt: (i) the restriction and limitation of liability in the preceding sentence shall be an undertaking to cease and desist and a covenant not to sue (pactum de non petendo) of the Offeror and the Guarantor if and to the extent it operates for the benefit of any Member Third-Party Offeree Group, and (ii) the restriction and limitation of liability in the preceding sentence shall not constitute an agreement to the detriment (Vertrag zu Lasten Dritter) of any Member Third-Party Offeror Group, but shall be the agreement that this Agreement, the Transactions and the Contract Initiation, shall not grant any claims, rights or other remedies to, and are not intended to operate for the benefit of any Member Third-Party Offeror Group.

(10)	To the extent legally permissible and notwithstanding the other restrictions and limitations set forth in this Agreement, an attribution (Zurechnung) of willful deceit (arglistige Täuschung) or willful misconduct (vorsätzlich rechtswidriges/vertragswidriges Handeln) of parties other than the managing directors of the Offeree to the Offeree, and/or an imputation of knowledge (Wissenzurechnung/Wissenszusammenrechnung) of parties other than the managing directors of the Offeree to and/or in relation to the Offeree shall be excluded. For the avoidance of doubt, the Parties agree that the Offeror shall bear the burden of presentation and proof (trägt die Darlegungs- und Beweislast) for willful deceit (arglistige Täuschung) or willful misconduct (vorsätzlich rechtswidriges/vertragswidriges Handeln).

(11)	To the extent legally permissible, any claims of the Offeror against the Offeree under this Agreement shall be time-barred (verjährt) with the expiration of eighteen (18) months as of the Signing Date.

(12)	The liability of the Offeree and/or any Member Third-Party Offeree Group out of or in connection with the Transactions, regardless of its legal basis, shall not take precedence over the stipulations set out in this Agreement which shall be exclusively applicable.

§ 6 Contractual Penalty

(1)	Each of the Offeree and the Offeror undertakes to pay to the respective other party a contractual penalty (Vertragsstrafe), in each case irrespective of any responsibility (Verantwortlichkeit) of each of the Offeree and Offeror, in the amount of EUR 10,000,000 (in words: euro ten million) for the following:

(a)	the Offeree for a breach of its undertaking pursuant to § 2(1) this Agreement; ;

(b)	the Offeror for a breach of its guarantee undertaking pursuant to § 4(1)(e) of this Agreement.

(2)	The aggregate liability of each of Offeree and Offeror arising from the contractual penalty shall be limited to a maximum amount of EUR 10,000,000 (in words: euro ten million) . Any other claims, rights and remedies, including for specific performance (Erfüllung), injunctive relief, restitution in kind (Naturalrestitution) or compensation of damages (Schadensersatz in Geld), shall remain unaffected. Any such claim shall be reduced by the amount of a contractual penalty actually paid.

(3)	For the avoidance of doubt, claims arising under this § 6 shall not be subject to the liability limitations set forth in any of § 4, § 5 and § 8 of this Agreement.

§ 7 Covenants from the Offeree

(1)	Nothing in this Agreement shall require the Offeree to act in breach of any fiduciary duties that it is owing to the Company pursuant to statutory law or a breach of any other statutory law.

(2)	The Offeree shall, in each case regarding the period between the Signing Date and the Settlement Date:

(a)	refrain from any action, voting or other behaviour and procure that any Member Third-Pary Offeree Group, refrain from any action, voting or other behaviour, by which the Takeover Offer is or could be materially harmed or negatively affected;

(b)	support the Takover Offer in a reasonable manner, in particular:

(aa)	by appealing to the management board (Vorstand) of the Company that it shall issue a positive statement in relation to the Acceptable Takeover Offer pursuant to Article 80 section 1 of the Polish Act on Public Offering;

(bb)	by appealing to the management board (Vorstand) of the Company that the Company’s business shall be conducted in the ordinary course consistent with past practice;

(cc)	by appealing to the management board (Vorstand) of the Company that the Company shall enter into a business combination agreement with the Offeror;

(dd)	by publicly announcing a positive statement on the Acceptable Takeover Offer;

(ee)	by not using its voting rights in the Company in a manner materially detrimental to the success of the Acceptable Takeover Offer;

(c)	appeal to the supervisory board that it shall in the period between the Signing Date and the Settlement Date not approve any extraordinary business of the Company, in particular, that the supervisory board shall not approve any business expenditure in Mexico nor amend and/or extend the service contracts of the members of the management board (Vorstand);

(d)	procure that no Member Third-Party Offeree Group acquires any Shares, options or other financial instruments in the Company and that any Member Third-Party Offeree Group adheres to the terms and conditions of this Agreement as it would be a party to this Agreement itself;

(e)	not engage, and procure that no Member Third-Party Offeree Group engages, into any discussion or negotiation with any party concerning any competing offer and the terms and conditions thereof;

(f)	appeal to the management board (Vorstand) of the Company that the Company shall cooperate with the Offeror from the Signing Date until the Settlement Date, in particular by providing financial information (to the extent admissible by law and without providing any inside information within the meaning of Regulation No 596/2014 on market abuse (MAR)) to the Offeror and its funding providers (whether equity or debt) designated by the Offeror, by co-operating with the advisors retained by the Offeror for the purpose of producing (pro-forma) financial reports on the Uniwheels Group under US-GAAP, and by implementing steps for the preservation of tax loss and interest carry forwards after the Settlement Date;

(g)	vote against any resolution on the distribution of dividends or any other shareholder resolution of the Company to which the Offeror has not consented in writing; and

(h)	refrain from objecting to, and challenging in court, any shareholder resolution based on § 254(1) of the German Stock Corporation Law (AktG).

(3)	The Offeree shall issue a declaration within ten Business Days following the Settlement Date (in notarized and apostilled form) waiving the right to delegate a member into the supervisory board of the Company (Entsendungsrecht) and agreeing to the deletion of such right in the articles of association of the Company, substantially in the form as attached as Annex § 7(3).

(4)	The Offeree shall take all steps necessary to ensure that Ralf Schmid’s appointment to the supervisory board will come to an end upon, or at least within three (3) Business Days after, the Settlement Date. Furthermore, the Offeree shall procure that each of Ralf Schmid and Michael Schmid will do the following:

(a)	within ten (10) Business Days after the Announcement Date submit a written letter to the Company, declaring his resignation from the supervisory board as per the Settlement Date, provided Settlement is occurring; and

(b)	within three (3) Business Days after the Settlement Date, submit a written letter to the Company, declaring his resignation from the supervisory board for important reason with immediate effect.

The Parties are aware of § 9(7) of the articles of association of the Company and agree that the Offeree cannot be held liable if the above declarations fail to achieve the removal of Ralf Schmid and Michael Schmid before the lapse of the period of time foreseen in § 9(7) of the articles of association of the Company. For the avoidance of doubt, the offices as members of the supervisory board of Ralf Schmid and Michael Schmid may be terminated for whatsoever reason at an earlier date, in which case the foregoing obligations shall not apply.

§ 8 Guarantee Undertakings of the Guarantor vis-à -vis the Offeree

(1)	The Guarantor hereby guarantees by way of an independent guarantee undertaking (verschuldensunabhängiges selbständiges Garantieversprechen) within the meaning of § 311(1) of the German Civil Code (Bürgerliches Gesetzbuch) vis-à -vis the Offeree that the following statements contained in this § 8(1) of this Agreement are accurate:

(a)	The Guarantor has been duly established and validly exists.

(b)	The Guarantor has the unrestricted right, power, authority and capacity to execute and consummate this Agreement. The execution and consummation of this Agreement by the Guarantor do not violate the articles of association or other corporate documents, as the case may be, or any other legal obligation of the Guarantor.

(c)	No insolvency or similar proceedings have been, or have been threatened to be, opened or applied for regarding the assets of the Guarantor.

(d)	This Agreement constitutes legal, valid and binding obligations of the Guarantor enforceable in accordance with its terms.

(2)	The Guarantor hereby guarantees vis-à-vis the Offeree the complete and punctual performance of any and all obligations of the Offeror vis-à-vis the Offeree out of or in connection with this Agreement and out of or in connection with the Transactions.

(3)	§ 4(2) and § 4(3) of this Agreement shall apply mutatis mutandis in respect of § 8(1) of this Agreement. § 4(3) of this Agreement shall apply mutatis mutandis in respect of § 8(2) of this Agreement.

§ 9 Withdrawal

(1)	The Offeree is entitled to withdraw (zurücktreten) (i) from this Agreement, and (ii), as the case may be, if legally permissible, from the Acceptance or otherwise nullify the Acceptance:

(a)	if the Acceptable Takeover Offer is not announced by the Offeror by 30 March 2017 (24:00 CET) at the latest; or

(b)	if the Acceptable Takeover Offer has been withdrawn or otherwise nullified or

(c)	if the Settlement has not taken place by 15 July 2017 24:00 (CET) at the latest.

(2)

Save for the events expressly provided in this Agreement, each Party hereby, to the extent legally permissible, irrevocably waives any rights to withdraw from or otherwise nullify this Agreement or, respectively, the Acceptable Takeover Offer or, respectively, the Acceptance, provided that if and to the extent the undertakings vis-à-vis the Offeree arising out of or in connection with § 1(1)(j) of this Agreement, in particular, the obligation to grant any benefit by the Offeror to the Offeree, require a withdrawal from the Acceptance or requires otherwise its nullification by the Offeree, then the Offeree shall be entitled to withdraw from or otherwise nullify the Acceptance, provided, however, that such withdrawal or nullification shall not affect the undertaking of the Offeree pursuant to § 2(1) of this Agreement with respect to the amended, revised, extended, improved or increased Acceptable Takeover Offer or in respect of any other advantage, favor or privilege granted by the Offeror to any other holder of the Shares in connection the Acceptable Takeover Offer.

§ 10 Confidentiality

Save as permitted by this Agreement, each Party shall keep confidential and not disclose to any third party, other than any Member Third-Party Offeror Group and any Member Third-Party Offeree Group, the content of this Agreement and any business and trade secrets and other confidential information regarding the other Party disclosed to it in connection with this Agreement or its consummation, except as expressly agreed upon with the other Party. Notwithstanding the above, each Party may disclose any information as required in order to comply with applicable law, the rules and regulations of any stock exchange or an enforceable order of a court or public authority; provided, however, that the relevant Party shall, to the extent legally permissible and practicable, notify the other Party thereof in advance and seek to agree with it upon the content of the information.

§ 11 Notices

All notices, requests and other communication in connection with this Agreement shall be made in writing in the English language and shall be delivered personally or sent by registered mail (Einschreiben), telefax, via E-mail transmitted pdf copies of originals, or courier, to the addresses below or to such other addresses as may be specified by any Party to the other Parties in the same manner:

(1)	If to the Offeree,

(a)	to: Mrs. Beata Olejnik, Uniwheels Holding (Malta) Ltd., 24 Regent House, Bisazza Street, Sliema SLM 1641, Malta

E-Mail: olejnik@mt.uniwheels.com

Telefax-No. +356 21346996

(b)	with a copy to: Mr. Ralf Schmid, c/o Uniwheels Holding (Malta) Ltd., 24 Regent House, Bisazza Street, Sliema SLM 1641, Malta

E-Mail: rs@mt.uniwheels.com

Telefax-No. +356 21346996

(2)	If to the Offeror,

(a)	to: Andreas Grundhöfer

c/o Intertrust (Deutschland) GmbH,

Grüneburgweg 58-62,

60322 Frankfurt am Main,

Germany

(b)	with a copy to:

Don Stebbins, Chief Executive Officer

Superior Industries International Inc.

26600 Telegraph Road,

Suite 400, Southfield, Michigan 48033, USA

Telefax-No. + 1 248 352 6989

Bruce Toth,

Winston & Strawn LLP

35 W. Wacker Drive

Chicago, IL 60601-9703, USA

Telefax-No. +1 312 558 5700

Dr. Hartmut Krause,

Allen & Overy LLP

Haus am OpernTurm

Bockenheimer Landstraße 2

60306 Frankfurt am Main, Germany

Telefax-No. +49 69 2648 5800

(3)	If to the Guarantor,

(a)	to: Don Stebbins, Chief Executive Officer

Superior Industries International Inc.

26600 Telegraph Road,

Suite 400, Southfield, Michigan 48033, USA

Telefax-No. + 1 248 352 6989

(b)	with a copy to:

Bruce Toth,

Winston & Strawn LLP

35 W. Wacker Drive

Chicago, IL 60601-9703, USA

Telefax-No. +1 312 558 5700

Dr. Hartmut Krause,

Allen & Overy LLP

Haus am OpernTurm

Bockenheimer Landstraße 2

60306 Frankfurt am Main, Germany

Telefax-No. +49 69 2648 5800

or to such other recipients or addresses which may be notified by any Party to the other Parties in the future in writing. The requirement to provide copies to certain parties shall be for convenience purposes only and failure to send such copy shall not affect the validity of service of any notice.

The Offeree hereby irrevocably appoints

Dr. Heino Rück

SZA Schilling, Zutt & Anschütz Rechtsanwalts AG

Otto-Beck-Straße 11

68165 Mannheim, Germany

Telefax-No. +49 621 4257 296

and

Offeror and Guarantor hereby irrevocably appoint

Dr. Hartmut Krause

Allen & Overy LLP

Haus am OpernTurm

Bockenheimer Landstraße 2

60306 Frankfurt am Main, Germany

Telefax-No. +49 69 2648 5800

in each case as authorized recipient (Empfangsbevollmächtigter) and process agent (Zustellungsbevollmächtigter) for the receipt of any declarations of will and/or any other declarations and the services of process to be effected in any arbitration proceedings or proceedings before ordinary courts of law under or in connection with this Agreement.

§ 12 Costs; Taxes

(1)	Each Party shall bear its own costs, including advisor’s fees, arising in connection with the preparation, negotiation, execution, implementation, consummation and settlement of this Agreement and the Transactions.

(2)	Any stamp duties, stock exchange taxes, value added taxes and transfer taxes (in particular, German real estate transfer tax (Grunderwerbsteuer)) arising out of or in connection with this Agreement and the Transactions shall be borne by the Offeror.

§ 13 Miscellaneous

(1)	All Exhibits to this Agreement constitute a part of this Agreement. The defined terms used herein are set forth in Exhibit § 13(1) and shall have the meaning ascribed to them therein.

(2)	This Agreement shall not grant any claims, rights or other remedies to, and is not intended to operate for the benefit of the Guarantor or any Member Third-Party Offeror Group. In particular, neither the Guarantor nor any Member Third-Party Offeror Group shall have any claims, rights or other remedies out of or in connection with this Agreement, the Transactions and the Contract Initiation.

(3)	Any amendments to this Agreement (including amendments to this paragraph) shall be valid only if made in writing, unless another form is required by mandatory law; § 127(2) of the German Civil Code (Bürgerliches Gesetzbuch) shall apply.

(4)	All words used in this Agreement will be construed to be of such gender or number as the circumstances require. The words “including” and “in particular” shall not limit the preceding or following words or terms.

(5)	Wherever English terms are included herein with respect to which German or Polish terms have been inserted in brackets and/or italics either immediately after the English term or elsewhere herein, the respective German or Polish terms alone rather than the English terms shall be decisive for the interpretation of such term in this Agreement.

(6)	No Party shall be entitled to assign any rights or claims under this Agreement without the prior written approval of the other Parties, provided however that if the Offeror intends to assign any right or claim under this Agreement to a party affiliated with the Offeror in the meaning of § 15 Stock Corporation Act (verbundenes Unternehmen), the Offeror shall notify the Offeree of such intention and, unless such assignment has a material adverse effect on the Offeree, the Offeree shall consent to such assignment within a period of no longer than two weeks following receipt of the Offeror’s notification.

(7)	Except as explicitly provided for herein, no Party shall be entitled to any set-off (Aufrechnung) or retention (Zurückbehaltung) with respect to any rights or claims under this Agreement unless the right or claim of the Party claiming a right of set-off or retention has been acknowledged in writing by the other Party or has been confirmed by a final judicial decision (rechtskräftig festgestellt).

(8)	The Parties assume that any rights and claims arising out of this Agreement and/or the Transactions are either not subject to value added tax (VAT) (nicht steuerbar) or tax-exempt (steuerfrei). The Parties hereby undertake that they will neither opt for value added tax (VAT), nor waive any exemption from value added tax (VAT). If and to the extent that, contrary to the assumption set out in § 13(8) sentence 1 of this Agreement, the competent tax authority, or authorities, hold(s) that value added tax (VAT) is chargeable on any rights and claims arising out of this Agreement and/or the Transactions for reasons other than an option for value added tax (VAT) or a waiver of any exemption from value added tax (VAT) by the Offeree, the Offeror shall, against issuance of a proper invoice, pay to the Offeree an amount equal to such value added tax (VAT) in addition to any payments owed by Offeror and/or Guarantor arising out of this Agreement and/or the Transactions, if and to the extent such value added tax (VAT) is not owed by Offeror under the reverse charge regime.

(9)	In the event that one or more individual provisions of this Agreement are entirely or partially invalid or unenforceable, or become so in the future, or if this Agreement contains gaps, the validity and effectiveness of the remaining provisions of this Agreement remain unaffected. In the place of the invalid, unenforceable, or missing provision(s), this Agreement shall be deemed to contain such other provision or provisions that are valid and enforceable and correspond to the provision(s) that the Parties would have agreed to, giving consideration to the economic purpose of this

Agreement, had they known at the signing of this Agreement about the invalidity, unenforceability or absence of the provision(s) contained herein. Each Party undertakes to confirm the applicability of such substitute provision in the form required, which shall be at least in written form.

(10)	The Parties agree that this Agreement will be concluded by means of telecommunication (telekommunikative Übermittlung) attached as an electronic photocopy (pdf., tif., etc.) to E-mail as follows: the signatory for the Guarantor shall initial, sign and send the signed and initialed Agreement (including the Exhibits) to the Offeror, the signatory for the Offeror shall also initial, sign and send the signed and initialed Agreement (including the Exhibits) to the Offeree, the Offeree shall sign the signature page of the Agreement only, which bears the signatures of the signatories for the Guarantor and the Offeree, and send the signed signature page to the Guarantor and Offeror. This Agreement shall be considered concluded once the Guarantor and the Offeror have received (ist ihnen zugegangen) the signature page signed by the signatory of the Offeree. For the avoidance of doubt, each Party herewith confirms that the dispatch (Abgabe) and receipt (Zugang) of any declaration of will (Willenserklärung) in order to conclude this Agreement are valid on March 23, 2017 (CET) irrespective of any regular business hours at the places of dispatch and receipt.

(11)	For documentation purposes only, the Guarantor and the Offeror shall confirm receipt by E-Mail immediately upon receipt of the signature page as set out above from the Offeree.

(12)	Further, for documentation purposes only, the Offeree shall send the Agreement (including the Exhibits), which bears the initials and signatures of the signatories for the Guarantor and the Offeree, initialed and signed by it, to the Guarantor and the Offeror by means of telecommunication (telekommunikative Übermittlung) attached as an electronic photocopy (pdf., tif., etc.) to E-mail.

(13)	In addition, for documentation purposes only, the signatory for the Guarantor will initial, sign and send (by courier) three originals of the Agreement (including the Exhibits) without undue delay to the Offeror, the signatory of which will initial, sign and send (by courier) these originals to the Offeree, the signatory of which will initial, sign and send (by courier) one original to the Guarantor and one to the Offeror. For the avoidance of doubt, the originals shall bear the date March 23, 2017 being the date of the conclusion of this Agreement.

§ 14 Governing Law and Arbitration

(1)	This Agreement and any dispute arising out of or in connection with it (including the Transactions, except if and to the extent pursuant to § 1(1)(h) of this Agreement or mandatorily governed by Polish law, the Contract Initiation and any non-contractual disputes) shall be governed by and construed in accordance with the laws of the Federal Republic of Germany excluding the United Nations Convention on Contracts for the International Sale of Goods (CISG) and without regard to the conflict-of-laws principles.

(2)	All disputes arising out of or in connection with the present Agreement (including the Transactions, the Contract Initiation and any non-contractual disputes) shall be submitted to the International Court of Arbitration of the International Chamber of Commerce and shall be finally settled under the Rules of Arbitration of the International Chamber of Commerce by three arbitrators appointed in accordance with the said Rules. The place of arbitration is Zurich, Switzerland. The language of the arbitration is English.

UNIWHEELS HOLDING (MALTA) LTD.

Meggen, Switzerland, 23 March 2017, (CET)

Through:	/s/ Beata Olejnik
	Name:	Beata Olejnik
	Function:	Managing Director

SUPERIOR INDUSTRIES INTERNATIONAL GERMANY AG

Frankfurt am Main, Germany, 23 March 2017

Through:	/s/ Dr. Hartmut Krause
	Name:	Dr. Hartmut Krause
	Function:	By Power of Attorney dated 21 March 2017

SUPERIOR INDUSTRIES INTERNATIONAL INC.

Southfield MI, United States of America, 23 March 2017

Through:	/s/ Donald J. Stebbins
	Name:	Donald J. Stebbins
	Function:	Chief Executive Officer

EXHIBIT § 13(1)

Defined Term	Definition or Reference
Acceptance	as defined in § 2(1)

Acceptable Takeover Offer	as defined in § 1(1)

Agreement	Agreement regarding Mutual Irrevocable Undertakings

Announcement Date	as defined in § 1(1)(a)

Breach Offeree	as defined in § 5(2)

Breach Offeror	as defined in § 4(2)

Breach Notice	as defined in § 5(3)

Business Days	a day on which the banks and the stock exchange in Poland are open for regular business

Condition	as defined in § 1(1)(c)

Consideration	as defined in § 1(1)(b)

Contract Initiation	the initiation of this Agreement (Vertragsanbahnung), in particular, any kind of correspondence, communication, provision of information and agreements, including, issuance, initiation, conclusion and performance of a non-disclosure agreement, process letters and non-binding offers, confirmations of interest and final offers

Company	as defined in Preamble A.

Intended Transaction	as defined in Preamble B.

Member Third-Party Offeree Group	any natural or legal person other than Parties to this Agreement and the Uniwheels Group (i) affiliated with the Offeree within the meaning of § 15 of the German Stock Corporation Act (Deutsches Aktiengesetz) or (ii) otherwise associated with the Offeree, including, a(n) (indirect) shareholder, a director, an employee, or an advisor of the Offeree as well as, for the avoidance of doubt, Michael Peter Schmid, Rasch Holding Ltd., Misch Holding Ltd., Beata Anna Olejnik and Heike Pfleger

Member Third-Party Offeror Group	any natural or legal person (i) affiliated with the Offeror and/or the Guarantor within the meaning of § 15 of the

German Stock Corporation Act (Deutsches Aktiengesetz) or (ii) otherwise associated with the Offeror and/or the Guarantor, including, a(n) (indirect) shareholder, a director, an employee, or an advisor of the Offeror and/or the Guarantor

Offer Document	as defined in § 1(1)

Offeree Consideration	as defined in § 1(1)(c)

Offeree’s Liability	any liability of the Offeree pertaining to any and all claims and rights and other remedies of the Offeror out of or in connection with this Agreement, the Transactions and the Contract Initiation, irrespective of its legal basis

Offeree Shares	as defined in Preamble A.

Performance Bond	as defined in § 1(1)(e)

Polish Act on Public Offering	Polish act on public offering, the conditions governing the introduction of financial instruments to organised trading, and public companies dated July 29, 2005 (Journal of Laws of 2016, item 1639, as amended) (Ustawa z dnia 29 lipca 2005 r. o ofercie publicznej i warunkach wprowadzania instrumentów finansowych do zorganizowanego systemu obrotu oraz o spółkach publicznych)

Polish Regulation on Public Offers	Polish regulation of the Minister of Finance dated October 19, 2005 regarding forms of tender offers to subscribe for the sale or exchange of shares of a public company, the detailed procedure of announcing such tender offers as well as the terms and conditions of acquiring shares in result of such tender offers (Rozporządzenie Ministra Finansów z dnia 19 paxdzeirnika 2005 r. w sprawie wzorów wezwań do zapisywania się na sprzedaż lub zamianę akcji spółki publicznej, szczegółowego sposobu ich ogłaszania oraz warunków nabywania akcji w wyniku tych wezwań)

Settlement	as defined in § 1(1)(g)

Settlement Date	as defined in § 1(1)(g)

Share	as defined in Preamble A.

Shares	as defined in Preamble A.

Signing Date	as defined in § 4(1)

Subscription Period	as defined in § 1(1)(f)

Takeover Offer	as defined in Preamble B.

Transactions	the transactions contemplated in this Agreement, in particular, the Acceptable Takeover Offer and the Acceptance, and the consummation and Settlement of the Acceptable Takeover Offer upon Acceptance

Uniwheels Group	as defined in Preamble A.

WSE	as defined in Preamble A.